Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD.: JFROG-0001

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

March 26, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Jeffrey Kauten
Kathleen Collins
Joyce Sweeney

Re:	JFrog Ltd.
Draft Registration Statement on Form S-1
Submitted February 7, 2020
CIK No. 0001800667

Ladies and Gentlemen:

On behalf of our client, JFrog Ltd. (“JFrog” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 5, 2020 (the “March Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version confidentially submitted on February 7, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on February 7, 2020), all page references herein correspond to the pages of Amendment No. 1.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0001

Securities and Exchange Commission

March 26, 2020

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

When discussing non-GAAP financial measures, please ensure that such disclosure is accompanied by the corresponding GAAP measure with equal or greater prominence. For example, you refer to positive free cash flow for the last five years, but do not provide a similar reference to the corresponding GAAP measure. Please revise. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 5, 15, 66, 89, and 93 of Amendment No. 1 regarding the Company’s positive free cash flow for each of the last five years to include a reference to cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP, during the same period.

2.

You disclose that 20 of the top 25 financial services organizations, 9 out of the top 10 technology organizations, and 8 out of the 10 retail organizations in the Fortune 500 have adopted JFrog. Please provide further context regarding the nature of these relationships and explain whether these customers together represent a material portion of your revenue or are among the customers that had ARR of at least $1.0 million as of December 31, 2019.

The Company respectfully advises the Staff that the customer base referenced in the Prospectus Summary and Business sections of the Registration Statement reflecting Fortune 500 organizations collectively constitutes a material portion of its revenue for the year ended December 31, 2019. The Company further advises the Staff that no single customer of the Company accounted for greater than 2% of the Company’s revenue in any of the three most recent fiscal years. The Company has provided additional disclosure regarding its customers that had ARR of at least $1.0 million in response to the

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CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0001

Securities and Exchange Commission

March 26, 2020

Staff’s request included in comment no. 7 of the March Letter; however, for competitive reasons, the Company would prefer not to name customers with ARR of at least $1.0 million in the prior two fiscal years. In addition, certain of the Company’s customers with ARR of over $1.0 million fall outside of the Fortune 500.

Market Opportunity, page 5

3.

You calculate your current market opportunity to be approximately $22 billion based on estimates of the total number of organizations globally. Given that the company generates revenue primarily from the United States and Israel, please disclose the material assumptions and limitations of calculating your market opportunity based on all organizations in all industries globally.

The Company respectfully advises the Staff that it believes that its products can address the software release needs of every organization globally as organizations in every industry and region increasingly conduct business using software, and minimal to no localization of the Company’s products is required to operate in international markets. The Company further advises the Staff that it has been operating and selling its products in international markets since its inception, and for the year ended December 31, 2019, approximately 36% of the Company’s revenue was generated from customers outside of the United States and Israel. Further, the Company notes that revenues from customers in Israel are immaterial to the Company’s business. The Company believes its historical and current international operations demonstrate both its ability to address the software release needs of customers worldwide, and the significant expansion opportunity the Company continues to have in international markets. The Company views international expansion as a key growth strategy. To the extent companies across industries globally do not adopt our solutions, the Company may not be able to fully penetrate the market opportunities described in Amendment No. 1.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, and 94 of Amendment No. 1 to further clarify the Company’s expectations with respect to its market opportunity based on all organizations in all industries globally.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Model, page 64

4.	Please define your references to customers and clarify whether they include only paying customers or also users of your free, freemium and open source offerings.

The Company respectfully advises the Staff that all metrics relating to the number of the Company’s customers presented in the Registration Statement refer to paying customers. In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 98 of Amendment No. 1 to clarify that references to customers in the Registration Statement refer to paying customers.

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BY JFROG LTD.: JFROG-0001

Securities and Exchange Commission

March 26, 2020

Factors Affecting Our Performance, page 66

5.

You state that free access helps generate demand for your paid offerings and users of your free trials, freemium offerings and open source software options provide low-friction points of entry for prospective customers who often upgrade to paid and higher-tiered subscriptions. Please tell us whether you use any metrics to monitor the extent to which you are able to convert free access users to paying customers, and if so, provide quantitative disclosure of such metrics for the periods presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

The Company respectfully advises the Staff that it does not use any metrics to monitor the extent to which the Company is able to convert free access users to paid customers. While the Company periodically reviews certain data on an informal basis, the Company has not been able to detect a readily discernable pattern of conversion of users of its free trials and freemium offerings into paid customers based on the Company’s observations of the number and the rate of downloads of such offerings. In addition, the Company does not have the ability to track downloads from open source or certain other freemium offerings. Further, for users who do eventually become paying customers, there can be significant variances in the precise time when such users convert to paying customers. Accordingly, the Company has determined that conversion rates or other similar metrics are neither sufficiently consistent nor sufficiently insightful to be a meaningful metric for evaluating this aspect of the Company’s business.

6.

We note that your net dollar and gross dollar retention rate measures are based on annual recurring revenue (ARR) for a set of customers. Please clarify whether ARR for these calculations is the same as for the cohort analysis discussed on page 68 or revise to explain how you determine ARR for these measures. Tell us whether ARR includes monthly subscription arrangements and, if so, explain your basis for annualizing revenue derived from monthly customers. Lastly, with regards to the gross dollar retention rate amounts that you intend to provide, please ensure that you include the actual amount as of both December 31, 2018 and 2019 separately rather than stating such amounts were above a certain percentage.

The Company respectfully advises the Staff that the ARR calculations used in determining net dollar and gross dollar retention rate measures are consistent with the ARR calculations used in the cohort analysis discussed on page 68 of the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1 to explain that monthly subscription customers are included in ARR so long as the Company generates revenue from these customers. The Company annualizes monthly subscription arrangements by taking the revenue it would contractually expect to receive from such customer in a given month and multiplying it by 12. The Company supplementally advises the Staff that monthly subscriptions are subject to auto-renewal unless the customer affirmatively cancels the subscription, and the Company has historically experienced low cancellation rates, as reflected in the Company’s gross dollar retention rate. As such, the Company believes that including the annualized monthly subscription revenue in the calculation of ARR, so long as the Company generates revenue from these customers, provides a reasonable indication of the revenue expected to be generated from such monthly subscription customers.

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CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0001

Securities and Exchange Commission

March 26, 2020

The Company advises the Staff that it has revised the disclosure on page 66 of Amendment No. 1 to include the actual gross dollar retention rate amounts as of both December 31, 2018 and 2019.

7.	Please disclose the number of customers with an ARR of at least $1.0 million as of December 31, 2018.

The Company advises the Staff that it has revised the disclosure on pages 67 and 98 of Amendment No. 1 to include the number of customers with ARR of at least $1.0 million as of December 31, 2018.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

8.

You disclose that revenues from SaaS arrangements are recognized based on usage as the usage occurs over the contract period. Please clarify the billing and timing of revenue recognition for your SaaS subscriptions with minimum annual usage commitments. In your response, tell us the amount of revenues related to such arrangements. Refer to paragraphs 50-9 and 50-12 of ASC 606-10-50.

The Company advises the Staff that for SaaS subscriptions with minimum annual usage commitments, the contractual minimum amount is typically invoiced and collected at the outset of the arrangement. Revenue is then recognized as actual usage occurs over the contract period. In the event that a customer does not meet the contractual minimum usage commitment by the end of the contract period, no usage carryover is allowed, and the remaining unused contractual minimum balance is then recognized as revenue at the end of the contract period. Historically, the Company’s customers have consumed substantially all of their contractual minimum usage commitment by the end of their contract period. For the years ended December 31, 2018 and 2019, the unused subscription amount at the end of the relevant contract periods was immaterial.

For the years ended December 31, 2018 and 2019, total revenue related to the Company’s SaaS subscriptions with contractual minimum usage commitments was $5.2 million and $11.0 million, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and F-13 of Amendment No. 1 to elaborate on the billing of its SaaS subscriptions with minimum annual usage commitments.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0001

Securities and Exchange Commission

March 26, 2020

9.	You disclose that subscriptions are offered on either an annual or monthly term. Please describe the reasons for the significant non-current deferred revenue balance. Refer to ASC 606-10-50-9.

The Company advises the Staff that it offers self-managed subscriptions on either an annual or multi-year term. The Company’s annual and multi-year (currently up to three years) subscriptions are typically invoiced and collected at the outset of the arrangement and recorded in deferred revenue. The portion of the deferred revenue expected to be recognized after the 12-month period subsequent to the balance sheet date is presented as deferred revenue, noncurrent in the Company’s consolidated balance sheets.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 65, 81, and F-13 of Amendment No. 1 to elaborate on the contractual term of its self-managed subscriptions.

10.

On page 21 you state that certain of your self-managed products are sold with perpetual licenses. Please tell us whether you also offer term licenses for self-managed products. If so, tell us the amount of revenue recognized related to term licenses and the related subscriptions for each period presented. Also, describe your determination for the allocation of transaction price between the license and the support and maintenance contracts and provide us with the percentage allocation for each. Refer ASC 606-10-32-31 through 32-25.

The Company respectfully advises the Staff that the Company’s self-managed subscriptions include license, support and upgrades and updates on an if-and-when available basis. In these arrangements the client is granted with a license that is a perpetual license in accordance with the license agreement. Updates and upgrades and support are provided over the term of subscription, which is generally one year or multiple years (up to three years). Although the Company’s subscription arrangements include a perpetual license, the Company does not sell software updates and upgrades separately. Therefore, any renewal of subscription will include all components of the subscription. The Company does not offer term licenses for self-managed products. In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Amendment No. 1 to clarify the license terms of the Company’s self-managed products

Determination for the allocation of the purchase price

In accordance with ASC 606-10-32-31 through 32-35, the Company utilizes observable prices in standalone sales where available. When observable prices in standalone sales are not available, the Company utilizes other data points per ASC 606-10-32-33 through 32-35 such as market data, datapoints related to the Company’s Open Source Software (“OSS”) and proprietary layers and entity-specific factors. While the Company does not sell licenses or software updates and upgrades separately, relevant available data were utilized to arrive at the best estimate of the relative standalone selling price (the “SSP”). The Company maximizes the use of observable inputs when determining SSP.

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BY JFROG LTD.: JFROG-0001

Securities and Exchange Commission

March 26, 2020

Market data:

As there are no observable standalone prices for sales of licenses separate from updates and upgrades to utilize, the Company’s analysis considered the market approach per ASC 606-10-32-34(a). To estimate the split, the Company considered public information pertaining to companies that provide a proprietary license on top of an OSS base combined with updates and upgrades and support. The Company analyzed publicly available information of companies that offered a solution based on OSS with proprietary layers on top of it, in respect of the split between license and updates and upgrades and support.

Those companies arrived at the conclusion, that the software license, updates and upgrades and support are distinct performance obligations. However, because their solutions are based largely upon open source software, they have concluded that the portion of the transaction price allocated to the software license is “negligible” and “insignificant” given that most of the software features are available for free with the OSS version. While the conclusions reached by comparable companies do not form the basis of the Company’s conclusion, they are a meaningful data point in the analysis, mainly for the associated value to the license (which these companies concluded was minimal) in the transaction compared to the value assigned to the updates and upgrades and support (which these companies concluded was substantially all the value). The Company considered facts and circumstances specific to JFrog as described below.

Expected cost plus margin:

As noted above, the Company’s license subscription offerings always include at least one year of updates and upgrades. In other words, licenses are never sold without bundled updates and upgrades. In accordance with ASC 606-10-32-34(b), the Company used the Expected cost-plus margin approach.

License, updates and upgrades, and support

License:

To estimate the annual SSP value metric associated with the license, the Company estimated the cost to recreate the software and then calculated the cost that a market participant would need to pay to rent the IP for the license. Once the cost to recreate was determined, a profit mark-up was applied, which represents the rate required by a market participant for software development services. An opportunity cost margin was also applied, which represents the rate of return an investor would expect to receive due to the loss of potential gains from alternative investments. Once the replacement cost was determined, a return “on” and return “of” was estimated to represent the rent that a market participant would need to pay to access the IP of the technology.

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Securities and Exchange Commission

March 26, 2020

Updates and upgrades:

To estimate the annual SSP value metric associated with updates and upgrades, the Company allocated its expected research and development cost to each product. A markup was then applied to the allocated research and development costs, which represents the rate required by a market participant for software development services.

Support:

To estimate the SSP for the support, the Company utilized observable pricing data for technical support, internal pricing data and the published price list as a useful observable data point.

The Company has observable, consistent pricing data for technical support from transactions with customers where customer have upgraded from bundles without support to those with support, which is in line with how the Company prices such bundles, based on its internal pricing. Additionally, historically the prices of the license subscription and support were transparent to the customer at time of purchase and so they had visibility into the pricing of technical support versus purchase of a subscription that includes only license, updates and upgrades.

Percentage allocation:

Based on this analysis, the Company determined that for a self-managed subscription containing license, updates and upgrades, approximately 30% of the subscription price is allocated to license and recognized at point in time and approximately 70% of the subscription price is allocated to updates and upgrades and recognized over time.

The Company determined that for self-managed subscriptions that also include technical support, the portion of the subscription price allocated to the license is between 6% and 11% and recognized at point in time. The portion of the subscription price allocated to upgrades, updates and technical support is between 89% and 94% and recognized over time.

In conclusion, the Company considered whether the final allocation outcomes appeared reasonable given the nature of the business and the Company’s pricing strategy. The Company noted that the significant focus and expenditures of the Company are directed to updates and upgrades and to technical support. Further, the Company noted that the license component provides certain additional functionality over and above the open source code.

For these reasons, the Company concluded that these allocations were reasonable and representative of the amounts the Company would expect to charge separately for each of these performance obligations.

In response to the Staff’s comment, the Company has further revised the disclosure on pages 82 and F-15 of Amendment No. 1 to clarify that the Company maximizes the use of the observable inputs in standalone sales when available. When these inputs are not available, the Company utilizes other data points or uses the expected-cost-plus-margin approach.

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Securities and Exchange Commission

March 26, 2020

Note 11. Subsequent Events, page F-31

11.

Please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. As part of your response, provide us with a breakdown of all stock options granted during fiscal 2019 and to date in fiscal 2020 and include the fair value of the underlying ordinary shares used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Refer to ASC 855-10-50-2.

In response to the Staff’s comment, the Company respectfully advises the Staff that the estimate of the fair value per share of the Company’s ordinary shares had been determined at each grant date by the Company’s Board of Directors (“Board”), taking into account contemporaneous third-party valuations reports (“Valuation Reports”) and input from management. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In valuing the Company’s ordinary shares, absent an arm’s-length current or recent round of financing, the fair value of the Company’s business, or equity value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the Company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and is adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach estimates value based on a comparison of the Company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and then applied to the Company’s financial results to estimate the value of the Company.

The resulting equity value was then allocated to each share class using an Option Pricing Model (“OPM”). The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. Beginning in September 2019, the Company utilized a probability-weighted expected return method (“PWERM”) to allocate value among the various share classes. The PWERM involves the estimation of the value of the Company under multiple future potential outcomes and estimates the probability of each potential outcome. The per-share value of the Company’s ordinary shares as

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

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Securities and Exchange Commission

March 26, 2020

determined through the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering or continued operation as a private company. After the ordinary share value was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the ordinary shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this stock would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

In addition, the Company also considered any secondary transactions involving its capital shares. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to the Company’s financial information from which to make an informed decision on price.

Fair value per share for financial reporting

For financial reporting purposes, the Company considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the methods described above or a straight-line calculation between the two valuation dates. The Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of the ordinary share on these interim dates between valuations because there was no single event that occurred during these periods that resulted in the increase in fair value but rather a series of events related to exceeding the Company’s financial targets, as well as consideration of the Company’s progress toward a liquidity event.

Set forth below is a summary of the Company’s equity awards granted from January 1, 2019 to December 31, 2019, including the fair value of the underlying ordinary shares for reference:

Event	Event Date	Number of Awards Granted	Fair Value per Share for Financial Reporting
Third-party Valuation	December 31, 2018	—	$6.86
Option Grants	February 4, 2019	333,600	$7.29
Business Combination*	February 28, 2019	309,568	$7.60
Third-party Valuation	March 30, 2019	—	$7.99
Option Grants	May 21, 2019	1,069,694	$8.73
Third-party Valuation	June 30, 2019	—	$9.31
Option Grants	September 4, 2019	601,800	$11.10
Third-party Valuation	September 30, 2019	—	$11.80
Option Grants	December 3, 2019	698,500	$14.10
Third-party Valuation	December 31, 2019	—	$15.12

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March 26, 2020

*

Equity awards related to a business combination that was closed in February 2019. Please refer to Note 6 to the Company’s consolidated financial statements included in the Registration Statement for more information regarding this business combination.

December 31, 2018 valuation

The Company determined the fair value of the ordinary shares to be $6.86 per share as of December 31, 2018. The Company utilized on a combination of the market approach and income approach, assigning each valuation methodology a 50% weighting. The overall Company value was then allocated to the Company’s ordinary shares through the OPM. The key assumptions used in the OPM were a discount rate of 16.0% in the discounted cash flow analysis and the application of a DLOM of 27.0%.

In addition, certain secondary share purchase transactions took place in September 2018, representing in aggregate 3.33% of the total fully diluted ordinary shares outstanding of the Company at the valuation date. The secondary share purchase transactions consisted of sales of the Company’s ordinary shares and were executed at $[****] per share. Although the Company does not believe the secondary share purchase transactions fairly represent the fair value of the Company’s ordinary shares, the transactions do represent tangible evidence of an orderly transaction involving the Company’s ordinary shares and accordingly, the Company included the secondary share purchase transactions in the valuation. A weighting of [****]% was assigned to the secondary share purchase transactions, while a weighting of [****]% was assigned to the value of $5.08 from the application of the OPM, as discussed above.

March 31, 2019 valuation

The Company determined the fair value of the ordinary shares to be $7.99 per share as of March 31, 2019. There were no changes in the valuation methodology used by the Company when determining the valuation of its ordinary shares. During the quarter, the Company experienced significant revenue growth, generating $21.2 million for the quarter ended March 31, 2019 compared to $13.1 million for the quarter ended March 31, 2018. Certain assumptions were updated and revised, including assumptions based on changes to the Company’s forecasted expectations and market data. Additionally, the Company continued to apply an appropriate discount adjustment to recognize the lack of marketability due to being a privately held company. The key assumptions used in the OPM were a discount rate of 17.0% in the discounted cash flow analysis and the application of a DLOM of 25.0%.

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Securities and Exchange Commission

March 26, 2020

Although there were no recent secondary share purchase transactions, the same [****]% secondary share purchase transaction weighting was applied, while a weighting of [****]% was assigned to value of $6.21 from the application of the OPM as discussed above.

June 30, 2019 valuation

The Company determined the fair value of the ordinary shares to be $9.31 per share as of June 30, 2019. There were no changes in the valuation methodology used by the Company when determining the value of its ordinary shares. During the second quarter of 2019, the Company experienced significant revenue growth, generating $24.9 million for the quarter ended June 30, 2019 compared to $14.7 million for the quarter ended June 30, 2018. Certain assumptions were updated and revised, including assumptions based on changes to the Company’s forecasted expectations and market data. The key assumptions used in the OPM were a discount rate of 16.5% in the discounted cash flow analysis and the application of a DLOM of 25.0%.

Additionally, the Company was in the process of another secondary share purchase transaction completed in July 2019 and factored this into the analysis as of the valuation date. The total number of ordinary shares expected to be transacted represented approximately 1% of the total fully diluted ordinary shares outstanding at the valuation date at $[****] per share. Although the Company does not believe the secondary share purchase transaction fairly represented the fair value of the Company’s ordinary shares, the transaction did represent tangible evidence of an orderly transaction involving the Company’s ordinary shares. Accordingly, the Company included the secondary share purchase transaction in the valuation. A weight of [****]% was assigned to the secondary share purchase transaction, while a weighting of [****]% was assigned to the value of $7.06 from the application of the OPM, as discussed above.

September 30, 2019 valuation

The Company determined the fair value of the ordinary shares to be $11.80 per share as of September 30, 2019. The Company updated its valuation methodology to a PWERM in September 2019. The change in methodology was mostly driven by the Company’s desire to explore a potential initial public offering (“IPO”). During this period, the Company began to make plans for a potential IPO, including meetings with investment bankers and engaging outside U.S. securities counsel.

The PWERM approach involves the estimation of future potential outcomes for the Company, as well as values and probabilities associated with each respective potential outcome. The per ordinary share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios. For the Company’s valuation, two future scenarios were considered – (1) an IPO on/around [****] (probability of [****]%) and (2) remaining a private company (probability of [****]%). The IPO scenario derived an estimate of the Company’s future equity value upon an IPO using the Public Company Market Multiple Method (“PCMMM”) approach. The remaining

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March 26, 2020

a private company scenario derived an estimate of the Company’s equity value using a combination of the PCMMM and the Income approach. The key assumptions used in the PWERM were a discount rate of 16.0% applied to both scenarios, and the application of a DLOM of 15.0% and 25.0% applied to scenarios (1) and (2), respectively.

The ordinary equity valuation derived from the PWERM analysis at $11.23 was weighted by [****]%, with the recent secondary share purchase transaction price of $[****] being weighted by [****]%.

December 31, 2019 valuation

The Company determined the fair value of the ordinary shares to be $15.12 per share as of December 31, 2019. During the fourth quarter of 2019, [****]. For the Company’s valuation, three future scenarios were considered – (1) an IPO on/around [****] (probability of [****]%), (2) an IPO on/around [****] (probability of [****]%), and (3) remaining a private company (probability of [****]%). Both IPO scenarios derived an estimate of the Company’s equity value upon IPO using the PCMMM approach. The remaining a private company scenario derived an estimate of the Company’s equity value using a combination of the PCMMM and the Income approach. The key assumptions used in the PWERM were a discount rate of 15.5% applied to all three scenarios, and the application of a DLOM of 12.0%, 16.0%, and 27.5% applied to scenarios (1), (2), and (3), respectively.

Given the December 31, 2019 valuation [****] secondary share purchase transaction, weighting on the secondary share purchase transaction did not have a significant impact on the fair value of the Company’s ordinary shares.

The Company advises the Staff that subsequent to December 31, 2019, the Company granted share options to purchase up to 445,000 ordinary shares with a weighted-average exercise price of $15.12 per share. Based on the latest fair value per share available, the Company estimates it will recognize approximately $4.4 million of share-based compensation expense related to these share options over the requisite service period of five years.

2020 valuation

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company is in the process of evaluating the estimates of the underlying ordinary shares used in the determination of share-based compensation for equity awards granted to date in fiscal 2020 in connection with the completion of the Company’s interim financial statements for the first quarter of 2020. The Company will supplementally provide the Staff with the requested information when the Company’s first quarter 2020 interim financial statements are completed and reviewed.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0001

Securities and Exchange Commission

March 26, 2020

In response to the Staff’s comment, the Company has revised the disclosure on page F-34 of Amendment No. 1 to disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, where material.

General

12.	Please disclose the source of the following assertions in your prospectus:

•	You provide a leading CRM platform (pages 1, 63 and 84); and

•	You pioneered a new, systematic, and automated approach to package management (page 90).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is not aware of any competing solution providing a complete continuous software release management platform (“CSRM”). The Company submits that the Company’s co-founders have significant experience in the DevOps space, including certain of the Company’s co-founders’ experience as developers, and that each has extensive knowledge of the historically available tools in the software release management cycle. The Company believes it has defined a new solution category - CSRM - that combines aspects of the software release management cycle that have previously been in disparate solutions, as noted on pages 89 through 91 of Amendment No. 1. By pioneering this new category, the Company is defining the marketplace in this area. Further, since the Company’s founding and the release of JFrog Artifactory, the Company has received a number of industry awards and recognitions, including from third parties such as IDC, Forbes, and DevOps Dozen.

The Company further acknowledges the Staff’s comment and advises the Staff that the Company is not aware of any package management solution that was commercially offered or available in freemium or open source offerings that addressed the specific need of automated software package management in 2008. The Company believes it defined a new solution category that emerged through the evolution of the software development process as a natural outcropping of the increased volume of software binary packages and the need to have a centralized management system to create a sanctioned repository for the packages. Further, as open source software was increasingly being utilized, the Company’s founders realized there was not a centralized process to manage the many dependencies open source and commercial software libraries had on one another. The Company observed that existing software development approaches at that time did not provide rich information about software builds, and that packages were stored or maintained alongside source code or in homegrown solutions like a simple filestore, if managed at all. As a result of the lack of direct competition in this area at the time, the Company believes that it built and still maintains a leading position in the package management marketplace.

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0001

Securities and Exchange Commission

March 26, 2020

The Company advises the Staff that it will supplementally provide the Staff, under separate cover, with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), as amended, that have been presented to date by the Company, or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

*****

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0001

Securities and Exchange Commission

March 26, 2020

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650) 565-3765 or aspinner@wsgr.com, or my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Shlomi Ben Haim, JFrog Ltd.

Jacob Shulman, JFrog Ltd.

Eyal Ben David, JFrog Ltd.

Jeffrey J. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83